STANDARD MOTOR PRODUCTS, INC.
37-18 Northern Boulevard
Long Island City, NY 11101

September 13, 2017

VIA EDGAR

Melissa Raminpour
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Standard Motor Products, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-04743

Dear Ms. Raminpour:

Set forth below are the responses of Standard Motor Products, Inc., a New York corporation (the “Company”), to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 1, 2017, with respect to the Company’s above-captioned Form 10-K (the “Form 10-K”).  For convenience of reference, the paragraph numbers of this response conform to the paragraph numbers of the Staff’s comments, and we have repeated each comment below followed by the Company’s response.  All capitalized terms used herein, and not otherwise defined herein, have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis

Comparison of Fiscal Years 2016 and 2015, page 29

1.
Please expand your discussion to fully describe the specific reasons and factors contributing to the material changes in net sales and quantify the impact that each material variable or factor had on your results of operations.  In this regard, we note that your earnings release furnished on Form 8-K contains further analysis of your operating results beyond that which is provided in your filing.  Please tell us what consideration you gave to discussing these factors and trends in Management’s Discussion and Analysis with a view toward explaining how the company evaluates its operating performance.  You may refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for further guidance.

Melissa Raminpour
September 13, 2017
Page Two

We have reviewed the guidance delineated in Item 303 of Regulation S-K and SEC Release No. 33-8350.  In doing so, we recognize that disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations should provide “a discussion and analysis of a company’s performance as seen through the eyes of those who manage the business,” including key factors and trends that would provide investors and financial statement users of a view toward understanding and evaluating a company’s operating performance.  In meeting this objective, our discussion in our 2016 Form 10-K of events and factors that materially contributed to the 2016 increase in net sales focused on the increase in net sales resulting from the acquisition of the North American automotive ignition wire business of General Cable Corporation in May 2016.  Incremental net sales from the acquisition were $52.9 million.  Excluding the incremental sales from the acquisition, net sales only increased $33.6 million, or 3.5%.  At the time of our filing, we believed that the disclosure of the incremental impact of the General Cable wire business acquisition and the warm summer were the key material factors to provide investors with an understanding of the 2016 increase in net sales.  We do, however, acknowledge that our disclosure could be enhanced in future filings by expanding our discussion with additional factors and trends that further explain any increases/decreases in net sales.  In response to the Staff’s comment, we respectfully propose that we will enhance and expand our disclosure in future filings to incorporate key trends, factors and elements that assist in evaluating the Company’s operating performance to the extent that the information is available, reliable, accurate and relevant. An example of a hypothetical enhanced disclosure as related to our Engine Management segment would be as follows –

“Our Engine Management net sales increased $XX.X million, or X.X%, as compared to the prior year.  Engine Management net sales were positively impacted by pipeline orders from certain customers, who continue to expand the breadth and depth of their inventories, as well as the growth of some of our new product categories.  In addition, customer POS sales were up X.X% year-over-year.”

Note 17.  Industry Segment and Geographic Data, page 79

2.	Please revise the notes to the financial statements to include disclosure of revenue for each product and service, or each group of similar products and services, as required by ASC 280-10-50-40.

Melissa Raminpour
September 13, 2017
Page Three

We have reviewed the guidance delineated in paragraph 280-10-50-40 of the FASB Accounting Standards Codification (“ASC 280-10-50-40”).  In doing so, we recognize that ASC 280-10-50-42 states that “a public entity shall report revenues from external customers for each product and service, or each group of similar products and services, unless it is impracticable to do so.”  Although we acknowledge the Staff’s comment and concur that Note 17 Industry Segment and Geographic Data included in our 2016 Form 10-K should have included a disclosure of revenue for each product line by segment, we respectfully would like to bring to the Staff’s attention that the revenue by segment and by major product group has been disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 29 and 31 of our 2016 Form 10-K.  As such, in response to the Staff’s comment, and in light of the disclosure currently in the MD&A section of our 2016 Form 10-K, we confirm our intention to revise our Industry Segment note in future filings to include the disclosure of revenue by segment and by major product group by including the following table:

	201X		201X
Engine Management:
Ignition, Emission and Fuel System Parts	$	xxx,xxx	$	xxx,xxx
Wire and Cable		xx,xxx		xxx,xxx
Total Engine Management		xxx,xxx		xxx,xxx

Temperature Control:
Compressors		xx,xxx		xxx,xxx
Other Climate Control Parts		xx,xxx		xxx,xxx
Total Temperature Control		xxx,xxx		xxx,xxx

All Other		x,xxx		x,xxx

Total	$	xxx,xxx	$	xxx,xxx

In connection with our responses to the comments received in your letter dated September 1, 2017, we acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Melissa Raminpour
September 13, 2017
Page Four

We trust that the foregoing is responsive to the Staff’s comments.  If you have any questions in connection with our responses to the Staff’s comments, please contact me at (718) 316-4333, Carmine J. Broccole, Esq., our Senior Vice President General Counsel and Secretary at (718) 316-4940, or William J. Fazio, our Chief Accounting Officer at (718) 316-4713.

Sincerely,

/s/ James J. Burke

James J. Burke
Executive Vice President Finance
and Chief Financial Officer

cc:	Kristin Shifflett
Accountant – SEC

Claire Erlanger
Accountant - SEC

Carmine J. Broccole, Esq.
Senior Vice President
General Counsel and Secretary

William J. Fazio
Chief Accounting Officer